UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 15, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE BALANCED EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4465115
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

The Mason Vero Beach Controlled Subsidiary - Vero Beach, FL

On December 14, 2021, we directly acquired ownership of a “majority-owned subsidiary”, WP VeroBch MF-FL Holdings, LLC (the “Mason Vero Beach Controlled Subsidiary”), in which we had the right to receive a preferred economic return for a purchase price of approximately $300,000, which was the initial stated value of our equity interest in a new investment round in the Mason Vero Beach Controlled Subsidiary (the “Mason Vero Beach Balanced eREIT II Initial Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Mason Vero Beach Controlled Subsidiary, for a purchase price of approximately $2,700,000 (the “Mason Vero Beach Interval Fund Initial Investment” and, together with the Mason Vero Beach Balanced eREIT II Investment, the “Mason Vero Beach Initial Investment'').The Mason Vero Beach Controlled Subsidiary used the proceeds from the Mason Vero Beach Initial Investment to construct a 175-unit multifamily property totaling approximately 155,000 square feet of rentable area located at 7590 20th St, Vero Beach, FL 32966 (the “Mason Vero Beach Property”). Details of this acquisition can be found here.

Subsequent to acquisition, we funded an additional $300,000 towards the development of the Mason Vero Beach Property for a total investment of $600,000 (the “Mason Vero Beach Balanced eREIT II Investment”) and Fundrise Real Estate Interval Fund, LLC funded an additional $2,700,000 for a total investment of $5,400,000 (the “Mason Vero Beach Interval Fund Investment” and, together with the Mason Vero Beach Balanced eREIT II Investment, the “Mason Vero Beach Investment”), bringing the Mason Vero Beach Investment to a total of $6,000,000.

On November 15, 2023, the Mason Vero Beach Controlled Subsidiary paid back the Mason Vero Beach Investment for the full amount of principal, plus preferred return, through the refinance of the Mason Vero Beach Property. The Mason Vero Beach Investment yielded an annualized rate of return of approximately 10.6%.

Volaris PSL Controlled Subsidiary - Port St. Lucie, FL

On August 6, 2021, we directly acquired ownership of a “majority-owned subsidiary”, WP VerandaPSL MF-FL Owner, LLC (the “Volaris PSL Controlled Subsidiary”), in which we had the right to receive a preferred economic return for an initial purchase price of approximately $386,000, which was the initial stated value of our equity interest in a new investment round in the Volaris PSL Controlled Subsidiary (the “Volaris PSL Balanced eREIT II Initial Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Volaris PSL Controlled Subsidiary, for an initial purchase price of $3,476,000 (the “Volaris PSL Interval Fund Initial Investment” and, together with the Volaris PSL Balanced eREIT II Initial Investment, the “Volaris PSL Initial Investment”). The Volaris PSL Controlled Subsidiary used the proceeds from the Volaris PSL Initial Investment to construct a 300-unit multifamily property totaling approximately 266,000 square feet of rentable area located at SE Becker Rd, Port St. Lucie, FL 34984 (the “Volaris PSL Property”). Details of this acquisition can be found here.

Subsequent to acquisition, we funded an additional $386,000 towards the development of the Volaris PSL Property for a total investment of $772,000 (the “Volaris PSL Balanced eREIT II Investment”) and Fundrise Real Estate Interval Fund, LLC funded an additional $3,477,000 for a total investment of $6,953,000 (the “Volaris PSL Interval Fund Investment” and, together with the Volaris PSL Balanced eREIT II Investment, the “Volaris PSL Investment”), bringing the Volaris PSL Investment to a total of $7,725,000.

On November 15, 2023, the Volaris PSL Controlled Subsidiary paid back the Volaris PSL Investment for the full amount of principal, plus preferred return, through the refinance of the Volaris PSL Property. The Volaris PSL Investment yielded an annualized rate of return of approximately 11.1%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE BALANCED eREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: November 21, 2023